SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: Nice Announces Closing of ADS Offering and Underwriters` Exercise of Over-Allotment Option.  Dated December 15, 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  December 15, 2005

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EXHIBIT INDEX

99.1 Press Release: Nice Announces Closing of ADS Offering and Underwriters` Exercise of Over-Allotment Option.  Dated December 15, 2005.

NICE Announces Closing of ADS Offering and
Underwriters` Exercise of Over-Allotment Option

Ra'anana, Israel, December 15, 2005 - NICE-Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has completed its previously announced public offering of 4,000,000 American Depositary Shares (ADSs), representing 4,000,000 Ordinary Shares, and that the underwriters have exercised in full their over-allotment option to purchase an additional 600,000 ADSs.  The closing of the transactions took place yesterday, which resulted in the sale of a total of 4,600,000 ADSs at a public offering price of $46.25 per ADS.  Net proceeds received by NICE were approximately $201.1 million.

J.P. Morgan Securities Inc. and Banc of America Securities LLC acted as joint book-running managers. CIBC World Markets and UBS Investment Bank acted as co-lead managers for the offering and RBC Capital Markets and William Blair & Company acted as co-managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful. The ADSs are only being offered by means of the prospectus included in the registration statement and the prospectus supplement related to this offering, which were filed with the Securities and Exchange Commission.

Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from J.P. Morgan Securities Inc., Prospectus Department, One Chase Manhattan Plaza, New York, N.Y. 10081, telephone (212) 552-5164, or Banc of America Securities LLC, Prospectus Department, 100 West 33rd Street, New York, New York 10001.

Media Contact

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors Contact

Sigal Elly	NICE Systems ir@nice.com	+1 877 245 7449

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